Exhibit 12.1 Statements Re: Computation of Ratios

PEPCO HOLDINGS, INC.

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(millions of dollars)

Earnings
Net income from continuing operations	$318	$242	$110	$218	$222
Preferred stock dividend	—	—	—	—	—
(Income) loss from equity investees	—	—	(2)	(1)	3
Minority interest loss	—	—	—	—	—
Income tax expense related to continuing operations	129	138	319	103	114

Pre-tax income for common stock	447	380	427	320	339
Add: Fixed charges*	312	300	301	286	275
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

Earnings	$759	$680	$728	$606	$614

*Fixed Charges Interest on long-term debt	$274	$264	$265	$249	$239
Interest capitalized	—	—	—	—	—
Other interest	—	—	—	—	—
Amortization of debt discount, premium, and expense	14	12	14	16	14
Interest component of rentals	24	24	22	21	22
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$312	$300	$301	$286	$275

Ratio of earnings to fixed charges (a)	2.43	2.27	2.42	2.12	2.23

(a)	Pepco Holdings, Inc. issued certain preferred equity securities during 2015 and 2014 that are excluded from equity since the securities contain conditions for redemption that are not solely within the control of PHI. The cumulative and unpaid dividends associated with the preferred equity securities, which were immaterial for the years ended December 31, 2015 and 2014, are included in fixed charges as a component of interest on long-term debt. Accordingly, the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.